                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )


                       Centerstate Banks of Florida, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  15201P 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Lawrence W. Maxwell
                            500 South Florida Avenue
                             Lakeland, Florida 33801
                                 (863) 647-1581
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 30, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                                  SCHEDULE 13D

CUSIP No.  15201P 10 9                                       Page 2 of 6 Pages

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Lawrence W. Maxwell
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           PF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(E)                                   [ ]


--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
           NUMBER OF SHARES                7        SOLE VOTING POWER
             BENEFICIALLY
             OWNED BY EACH                          -0-
               REPORTING
              PERSON WITH                  -------------------------------------
                                           8        SHARED VOTING POWER

                                                    151,303
                                           -------------------------------------
                                           9        SOLE DISPOSITIVE POWER

                                                    -0-
                                           -------------------------------------
                                           10       SHARED DISPOSITIVE POWER

                                                    151,303
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           151,303
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                   [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.37%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  15201P 10 9                                        Page 3 of 6 Pages

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Anita K. Maxwell
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           PF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(E)                                   [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
           NUMBER OF SHARES                7        SOLE VOTING POWER
             BENEFICIALLY
             OWNED BY EACH                          -0-
               REPORTING
              PERSON WITH                  -------------------------------------
                                           8        SHARED VOTING POWER

                                                    151,303
                                           -------------------------------------
                                           9        SOLE DISPOSITIVE POWER

                                                    -0-
                                           -------------------------------------
                                           10       SHARED DISPOSITIVE POWER

                                                    151,303
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           151,303
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                   [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.37%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         This Schedule 13D (this "Schedule") relates to shares of common stock, $0.01 par value per share ("Common Stock"), of Center State Banks of Florida, Inc., a Florida corporation (the "Issuer" or the "Company"), whose principal executive offices are located at 7722 State Road 544 East, Winter Haven, Florida 33881.

Item 2.  Identity and Background

         This Schedule is being filed jointly by Lawrence W. Maxwell, and his wife, Anita K. Maxwell (sometimes hereinafter referred to collectively as the "Reporting Persons"). Mr. Maxwell and Mrs. Maxwell are both citizens of the United States and their business address is 500 South Florida Avenue, Suite 700, Lakeland, Florida 33801. Mr. Maxwell is the owner, President, and Chief Executive Officer of Century Realty Funds, Inc., a real estate development company whose principal business address is 500 South Florida Avenue, Suite 700, Lakeland, Florida 33801. Mrs. Maxwell is a homemaker.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The aggregate amount of funds required to purchase the 151,303 shares of Common Stock was approximately $2,231,719, which was paid out of the Reporting Persons' personal funds.

Item 4.  Purpose of Transaction

         The Common Stock has been acquired by the Reporting Persons for investment purposes. The Reporting Persons will monitor their investment in the Company and will in the future determine the most appropriate course of action to take with their investment. In reaching any decision with respect to this investment, the Reporting Persons will take into consideration various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the shares, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to the Reporting Persons. Based on such factors, the Reporting Persons may from time to time determine that a further investment in the Company is attractive and purchase additional shares in the open market, in privately negotiated transactions, or otherwise. Alternatively, the Reporting Persons may determine to dispose of some or all of their shares in the open market, in privately negotiated transactions to one or more purchasers, or otherwise.

         Except as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) change in the present board of directors or the management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer


                                Page 4 of 6 Pages
quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of Issuer

         (a) As of the date of this Schedule, the Reporting Persons beneficially own an aggregate of 151,303 shares of Common Stock, which represent approximately 5.37% of the 2,818,602 shares of Common Stock outstanding on September 30, 2001 as reported in the Issuer's Form 10-Q for the period ended September 30, 2001.

         (b) With respect to the 151,303 shares of Common Stock, the Reporting Persons share the power to vote or to direct the vote of the shares and share the power to dispose or to direct the disposition of such shares.

         (c) See Exhibit 2 with regard to purchases of the Issuer's Common Stock by the Reporting Persons within the last 60 days, which is hereby incorporated by reference.

         (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Reporting Persons have no contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

         Exhibit 1 Joint Filing Agreement, dated as of December 18, 2001 by and between Lawrence W. Maxwell and Anita K. Maxwell.

         Exhibit 2 Table of Transactions in the Common Stock by Reporting Persons During the Past 60 days.


                                Page 5 of 6 Pages

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  December 18, 2001                    /s/ Lawrence W. Maxwell
                                             -----------------------------------
                                             Lawrence W. Maxwell


Dated:  December 18, 2001                    /s/ Anita K. Maxwell
                                             -----------------------------------
                                             Anita K. Maxwell




                                Page 6 of 6 Pages

                                INDEX TO EXHIBITS


   Exhibit
    Number                              Description of Exhibits
   -------                              -----------------------

      1         --      Joint Filing Agreement, dated as of December 18, 2001
                        by and between Lawrence W. Maxwell and Anita K. Maxwell.

      2         --      Table of Transactions in the Common Stock by Reporting
                        Persons During the Past 60 days.